FIRST UNION REAL ESTATE EQUITY
                            AND MORTGAGE INVESTMENTS
                                 125 Park Avenue
                                   14th Floor
                            New York, New York 10017


                                                                December 8, 2003


To the Shareholders of First Union Real Estate
Equity and Mortgage Investments (the "Company"):


          On November 26, 2003, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with FUR Investors, LLC (the "Purchaser"), an entity controlled by Michael L. Ashner, providing, among other things, that the Purchaser shall commence a tender offer for 5,000,000 common shares of beneficial interest, par value $1.00 ("Shares") of the Company at a purchase price of $2.30 per Share. The transactions contemplated by the Stock Purchase Agreement (the "Transactions") are described in the Company's press release issued on November 26, 2003, its Report on Form 8-K, filed on December 1, 2003, and the Company's Recommendation Statement on Schedule 14D-9, filed by the Company today with the Securities and Exchange Commission ("SEC") (the "Recommendation Statement"), a copy of which (without exhibits) is enclosed, and which we urge you to read carefully.

          After due consideration, the Company's Board of Trustees (the "Board") has determined that the Transactions are in the best interests of the Company's shareholders, but that the Board is remaining neutral and making no recommendation as to whether shareholders should tender their Shares in the offer. The following is a summary of the Board's reasons for its determination to remain neutral, which are set forth in greater detail in the enclosed Recommendation Statement:

          o The Company has two remaining properties, both of which are subject to change of control provisions that impede their saleability.

          o The Transactions contain features that, in the Board's view, should align the Purchaser's interests with those of the other shareholders, including:

               - the Purchaser's offer to purchase 5,000,000 Shares in the offer at $2.30 per Share, a price equal to their net asset value and more than a 22% premium above their closing price of $1.87 on November 26, 2003, the date the signing of the Stock Purchase Agreement was announced.

               - the Purchaser's commitment to purchase up to 5,185,724 Shares (depending on how many shares are purchased in the Offer) directly from the Company at a price of $2.60 per Share or more than 39% above the closing price on November 26.

               - the Purchaser's agreement to enhanced corporate governance standards for the Company to take effect before the deadlines otherwise required by the New York Stock Exchange.

               - the incentive features of the proposed Advisory Agreement between the Company and an affiliate of the Purchaser.

          o Shareholders whose Shares are purchased in the offer (subject to proration) will lose the opportunity to participate in any future growth of the Company or the increase, if any, in the market price for the Shares. Accordingly, the decision whether to tender is a personal one.

          Please  be  sure  to  read  the  Company's   Schedule  14D-9  and  the
Purchaser's Offer to Purchase and other documents, set forth in its Tender Offer Statement on Schedule TO, filed with the SEC on December 1, 2003, carefully.

                                                  Very truly yours,

                                                  Board of Trustees
                                                  FIRST UNION REAL ESTATE EQUITY
                                                  AND MORTGAGE INVESTMENTS





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